

Mail Stop 4628

December 7, 2015

Via E-mail
Mr. E. Joseph Grady
Senior Vice President and Chief Financial Officer
Contango Oil & Gas Company
717 Texas Avenue, Suite 2900
Houston, Texas 77002

     Re: **Contango Oil & Gas Company**
               Form 10-K for Fiscal Year Ended December 31, 2014
               Response Dated October 22, 2015
               File No. 1-16317

Dear Mr. Grady:

       We have reviewed your October 22, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business, page 1

Properties, page 35

Proved Undeveloped Reserves, page 40

1.   We have read your response to prior comment number two. We reissue our comment in part as you have not explained to us how you have taken into consideration your historical conversion rate and the proposed reduction in the 2015 capital budget in adopting a development plan that results in the conversion of the 66.5 Bcfe of proved undeveloped reserves as of December 31, 2014 within five years of initial disclosure of

such reserves. As part of your response, please address the disclosure requirements relating to undeveloped reserves in Item 1203(d) of Regulation S-K, the definition of undeveloped reserves under Rule 4-10(a)(31)(ii) in Regulation S-X, and the answer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013.

Notes to Consolidated Statements

Supplemental Oil and Gas Disclosures (Unaudited), page F-38

Natural Gas and Oil Reserves, page F-40

2.   We have read your response to prior comment number four and reissue our comment in part. Please note that the requirement to provide separate disclosure regarding reserves attributable to your investment in Exaro under FASB ASC paragraphs 932-235-50-4 through 932-235-50-7 is independent from the requirement from, and not conditioned on, the requirement to provide full financial statements of Exaro under Rule 3-09 of Regulation S-X. See FASB ASC paragraph 932-235-50-8(c). Accordingly, expand your disclosure to include an appropriate explanation of the significant changes in net quantities of proved reserves attributable to your investment in Exaro.

Exhibit 99.3

3.   We have read your response to prior comment nine and the draft report prepared by W.D. Von Gonten and Company. We reissue our prior comment in part as the draft report does not provide figures for the average realized prices by product type for the reserves included in the report. We consider this information to be part of the discussion of primary economic assumptions required by Item 1202(a)(8)(v) of Regulation S-K. Please expand the "Product Prices Discussion" within the draft report to provide this information.

        You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3489 with any other questions.

                                                Sincerely,

                                                /s/ Brad Skinner

                                                Brad Skinner
                                                Senior Assistant Chief Accountant
                                                Office of Natural Resources